Dreyfus
Emerging Markets Debt
Local Currency Fund

SEMIANNUAL REPORT November 30, 2008





BNY MELLON
ASSET MANAGEMENT



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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this first semiannual report for Dreyfus Emerging Markets Debt Local Currency Fund, covering the period from September 12, 2008, through November 30, 2008.

The U.S. and global economies suffered during the reporting period amid a worldwide financial crisis, sparking a flight to quality that supported prices of U.S. government securities even as most other asset classes declined sharply. According to our Chief Economist, four key elements fueled the crisis: a sharp decline in home prices; high leverage and an ambiguous private/public status at mortgage agencies Fannie Mae and Freddie Mac; high leverage among financial institutions, especially investment banks; and regulatory policies and behaviors that exacerbated financial stresses. The governments and central banks of major industrialized nations have responded with massive interventions, including nationalizing some troubled financial institutions, providing loans to others and guaranteeing certain financial instruments. However, the U.S. and global financial systems remain fragile, and economic weakness is likely to persist.

In our view, today's investment environment is rife with near-term challenges and long-term opportunities. Now more than ever, it is important to ensure that your investments are aligned with your current needs, future goals and attitudes toward risk. We urge you to speak regularly with your financial advisor, who can recommend the course of action that is right for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
December 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period between the fund's inception on September 12, 2008, through November 30, 2008, as provided by Alexander Kozhemiakin and Javier Murcio, Primary Portfolio Managers

Fund and Market Performance Overview

For the period between September 12, 2008, to November 30, 2008, Dreyfus Emerging Markets Debt Local Currency Fund's Class A, Class C and Class I shares produced total returns of –15.20%, –15.28% and –15.12%, respectively.[1] In comparison, the fund's benchmark, the JPMorgan Government Bond Index—Emerging Markets Diversified (the "Index"), produced a –13.67% total return during the same period.[2]

Like most asset classes, the emerging markets were adversely affected by an intensifying financial crisis, which sparked a "flight to quality" away from financial instruments, including currencies and bonds, which investors regarded as relatively risky. While the fund has only been active for an abridged reporting period and despite the portfolio's limited asset base, it is worth noting that the fund produced lower returns than its benchmark, which we attribute in part to the transaction costs associated with trading in smaller, odd-lot securities of this nature. Since inception, however, the fund has outperformed the vast majority of its competitors in the emerging market bond universe.

The Fund's Investment Approach

The fund seeks to maximize total return. To pursue its goal, the fund normally invests at least 80% of its assets in emerging market bonds and other debt instruments denominated in the local currency of issue, and in derivative instruments that provide investment exposure to such securities.

When choosing investments, we employ in-depth fundamental country analysis supported by the discipline of quantitative valuation models. A "top down" analysis of macroeconomics and financial and political variables guides country and currency allocations. We also consider technical market factors and the global risk environment. We seek to identify shifts in country fundamentals and consider the risk-adjusted attractiveness of currency and duration returns for each emerging market country. We select the fund's country and currency allocations based on our evaluation of relative interest rates, inflation rates, exchange rates, monetary and fiscal policies, trade and current account balances and other specific factors. In general, we seek to invest in countries that have strong balance-of-payments outlooks and monetary policies designed to control local inflation.

Global Financial Crisis Dampened Investor Sentiment

The fund started up in the middle of an intensifying financial crisis, which nearly led to the collapse of the global banking system in mid-September 2008, when the failure of major financial institutions roiled the credit markets. Major governments and central banks intervened quickly and aggressively in the developing crisis, nationalizing some troubled financial institutions and providing financial support to others. Nonetheless, investors throughout the world grew more cautious, flocking to the traditional safe havens of the government debt of major industrialized nations, particularly U.S. Treasury securities.

Conversely, the flight to quality penalized investments from riskier issuers, including sovereign bonds and currencies from the emerging markets. In our judgment, many of these instruments were punished indiscriminately, often regardless of their credit fundamentals. Still, they fared better, on average, than stocks and high-yield bonds.

Conservative Focus on Risk-Adjusted Returns

Our disciplined, research-intensive investment process enabled the fund to sidestep many of the pitfalls that hurt other emerging-market debt investors more severely. For example, the fund held virtually no exposure to high-yield corporate bonds from issuers in the emerging markets, which generally declined more steeply than sovereign debt. In addition, the fund avoided holding overweight positions in higher yielding currencies of countries with large external financing needs. During the reporting period, the higher yielding bond markets ranked among the more severely affected investments due to their relatively weak credit fundamentals. Finally, the fund held no bonds from Argentina, which was particularly hard-hit during the downturn.

Instead, the fund focused on relatively liquid currencies and sovereign bonds in markets we considered fundamentally strong. Our relative value approach found especially attractive values among currencies and bonds in Brazil and Mexico, both of which have relatively modest external financing needs. Conversely, the fund held underweight positions compared to its benchmark in Colombia, Hungary and South Africa, which run significant budget and current account deficits. The fund also benefited from a relative underweight in Thailand, where political risks have intensified, and Russian bonds, due to pressures from the lower oil prices.

Finding Values in Turbulent Markets

As of the reporting period's end, the financial crisis has persisted and the global economy has continued to weaken. We have managed risks by maintaining the fund's currency allocations in proportions that are close to those of the Index. In addition, we have identified attractive values among currencies and bonds that we believed were punished more than local fundamental conditions have warranted, and we may begin to increase the fund's exposure to those investments as market conditions evolve. Indeed, when the indiscriminate flight to quality has run its course and financial markets behave more rationally, emerging market bonds may represent particularly attractive opportunities as previously high interest rates decline in the weak global economy.

December 15, 2008

Emerging markets tend to be more volatile than the markets of more mature economies, and generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. The securities of issuers located in emerging markets are often subject to rapid and large changes in price. An investment in this fund should be considered only as a supplement to a complete investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through September 30, 2009, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *Source: Bloomberg L.P. — The JPMorgan Government Bond Index—Emerging Markets Diversified is a comprehensive global local emerging markets index, and consists of regularly traded, liquid fixed-rate, domestic currency government bonds. The Index does not include fund fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Emerging Markets Debt Local Currency Fund from September 12, 2008 (commencement of operations) to November 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2008†

	Class A	Class C	Class I
Expenses paid per $1,000††	$ 2.73	$ 4.25	$ 2.23
Ending value (after expenses)	$848.00	$847.20	$848.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2008†††

	Class A	Class C	Class I
Expenses paid per $1,000††††	$ 6.83	$ 10.61	$ 5.57
Ending value (after expenses)	$1,018.30	$1,014.54	$1,019.55

† From September 12, 2008 (commencement of operations) to November 30, 2008.

†† Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A shares, 2.10% for Class C and 1.10% for Class I shares, multiplied by the average account value over the period, multiplied by 80/365 (to reflect actual days in the period).

††† Please note that while the fund commenced operations on September 12, 2008, the hypothetical expenses paid during the period reflect projected activity for the full six month period for purposes of comparability. This projection assumes that annualized expense ratios were in effect during the period June 1, 2008 to November 30, 2008.

†††† Expenses are equal to the fund's annualized expense ratio of 1.35% for Class A shares, 2.10% for Class C and 1.10% for Class I shares, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

November 30, 2008 (Unaudited)

Bonds and Notes—69.8%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banks—2.0%					
Dal Capital, Scd. Bonds	RUB	7.00	4/13/09	11,000,000 [a]	**342,899**
Foreign/Governmental—67.8%					
Brazil Notas do Tesouro Nacional, Notes, Ser. B	BRL	6.00	5/15/11	43,000 [a]	305,903
Brazil Notas do Tesouro Nacional, Notes, Ser. F	BRL	10.00	1/1/12	22,000 [a]	86,115
Brazil Notas do Tesouro Nacional, Notes, Ser. F	BRL	10.00	1/1/17	130,000 [a]	418,914
Brazilian Government, Sr. Unscd. Bonds	BRL	10.25	1/10/28	775,000 [a]	253,068
Brazilian Government, Unsub. Bonds	BRL	12.50	1/5/16	350,000 [a]	132,991
Czech Republic Government, Bonds, Ser. 46	CZK	3.75	9/12/20	3,800,000 [a]	173,002
Czech Republic Government, Bonds, Ser. 44	CZK	3.80	4/11/15	9,020,000 [a]	437,706
Egypt Treasury Bills, Ser. 364	EGP	0.00	12/30/08	500,000 [a]	89,412
Egypt Treasury Bills, Ser. 364	EGP	0.00	1/6/09	700,000 [a]	124,861
Hungary Government, Bonds, Ser. 19/A	HUF	6.50	6/24/19	75,500,000 [a]	307,543
Hungary Government, Bonds, Ser. 15/A	HUF	8.00	2/12/15	223,000,000 [a]	990,032
Hungary Government, Bonds, Ser. 09/D	HUF	8.25	10/12/09	42,800,000 [a]	205,282
Malaysian Government, Bonds, Ser. 0108	MYR	3.46	7/31/13	985,000 [a]	272,220
Malaysian Government, Bonds, Ser. 2/03	MYR	4.24	2/7/18	1,645,000 [a]	472,971

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Foreign/Governmental (continued)						
Mexican Bonos, Bonds, Ser. M	MXN	8.00	12/23/10	2,100,000	a	156,626
Mexican Bonos, Bonds, Ser. MI10	MXN	9.50	12/18/14	14,250,000	a	1,086,657
Mexican Bonos, Bonds, Ser. M20	MXN	10.00	12/5/24	4,750,000	a	378,368
Peru Government, Bonds, Ser. 7	PEN	8.60	8/12/17	1,150,000	a	386,205
Peru Government, Bonds	PEN	9.91	5/5/15	775,000	a	275,486
Poland Government, Bonds, Ser. 0922	PLN	5.75	9/23/22	1,265,000	a	420,626
Poland Government, Bonds, Ser. 1015	PLN	6.25	10/24/15	950,000	a	323,332
Republic of Colombia, Unsub. Bonds	COP	9.85	6/28/27	867,000,000	a	304,972
South Africa Government, Bonds, Ser. R186	ZAR	10.50	12/21/26	1,450,000	a	173,755
South Africa Government, Bonds, Ser. R157	ZAR	13.50	9/15/15	10,080,000	a	1,266,750
Thailand Government, Bonds	THB	4.25	3/13/13	6,200,000	a	181,661
Thailand Government, Bonds	THB	5.13	3/13/18	15,400,000	a	480,379
Turkey Government, Bonds	TRY	0.00	4/14/10	175,000	a	86,492
Turkey Government, Bonds	TRY	14.00	1/19/11	2,845,000	a	1,630,123
Uruguay Government, Unscd. Bonds	UYU	5.00	9/14/18	2,500,000	a	85,398
						11,506,850
Total Bonds and Notes (cost $14,344,649)						**11,849,749**

Other Investment—3.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $526,000)	526,000 [b]	**526,000**
Total Investments (cost $14,870,649)	**72.9%**	**12,375,749**
Cash and Receivables (Net)	**27.1%**	**4,594,086**
Net Assets	**100.0%**	**16,969,835**

[a] *Principal amount stated in U.S. Dollars unless otherwise noted.*
   BRL—Brazilian Real
   COP—Colombian Peso
   CZK—Czech Republic Koruna
   EGP—Egyptian Pound
   HUF—Hungary Forint
   MXN—Mexican New Peso
   MYR—Malaysian Ringgit
   PEN—Peruvian New Sol
   PLN—Poland Zloty
   RUB—Russian Ruble
   THB—Thai Bat
   TRY—Turkish Lira
   UYU—Uruguayan New Peso
   ZAR—South African Rand
[b] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Foreign/Governmental	67.8	Corporate Bonds	2.0
Money Market Investment	3.1		**72.9**

† *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	14,344,649	11,849,749
Affiliated issuers	526,000	526,000
Cash		1,987,871
Cash denominated in foreign currencies	336,476	329,242
Receivable for investment securities sold		2,311,687
Dividends and interest receivable		370,581
Unrealized appreciation on forward currency exchange contracts–Note 4		38,758
		17,413,888
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(d)		7,746
Payable for investment securities purchased		217,355
Unrealized depreciation on forward currency exchange contracts–Note 4		191,822
Accrued expenses		27,130
		444,053
Net Assets ($)		**16,969,835**
Composition of Net Assets ($):		
Paid-in capital		20,002,500
Accumulated undistributed investment income–net		233,851
Accumulated net realized gain (loss) on investments		(560,367)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(2,706,149)
Net Assets ($)		**16,969,835**

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	15,273,902	847,035	848,898
Shares Outstanding	1,440,200	80,000	80,000
Net Asset Value Per Share ($)	**10.61**	**10.59**	**10.61**

See notes to financial statements.

STATEMENT OF OPERATIONS

From September 12, 2008 (commencement of operations) to
November 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	276,546
Dividends;	
Affiliated issuers	10,987
Total Income	**287,533**
Expenses:	
Management fee–Note 3(a)	29,219
Registration fees	13,086
Auditing fees	9,952
Shareholder servicing costs–Note 3(d)	9,319
Prospectus and shareholders' reports	3,900
Distribution fees–Note 3(c)	1,460
Trustees' fees and expenses–Note 3(b)	1,277
Legal fees	600
Custodian fees–Note 3(d)	528
Miscellaneous	7,067
Total Expenses	**76,408**
Less–reduction in management fee due to undertaking–Note 3(a)	(22,724)
Less–reduction in fees due to earnings credits–Note 1(c)	(2)
Net Expenses	**53,682**
Investment Income–Net	**233,851**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(529,722)
Net realized gain (loss) on forward currency exchange contracts	(30,645)
Net Realized Gain (Loss)	**(560,367)**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(2,706,149)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,266,516)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,032,665)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

From September 12, 2008 (commencement of operations)
to November 30, 2008 (Unaudited)

Operations ($):	
Investment income–net	233,851
Net realized gain (loss) on investments	(560,367)
Net unrealized appreciation (depreciation) on investments	(2,706,149)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,032,665)**
Capital Stock Transactions ($):	
Net proceeds from shares sold:	
Class A Shares	18,002,500
Class C Shares	1,000,000
Class I Shares	1,000,000
Increase (Decrease) in Net Assets from Capital Stock Transactions	**20,002,500**
Total Increase (Decrease) in Net Assets	**16,969,835**
Net Assets ($):	
Beginning of Period	–
End of Period	**16,969,835**
Undistributed investment income–net	233,851
Capital Share Transactions:	
Class A	
Shares sold	**1,440,200**
Class C	
Shares sold	**80,000**
Class I	
Shares sold	**80,000**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for each share class for the period from September 12, 2008 (commencement of operations) to November 30, 2008. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Class A Shares	Class C Shares	Class I Shares
Per Share Data ($):			
Net asset value, beginning of period	12.50	12.50	12.50
Investment Operations:			
Investment income−net [a]	.15	.13	.15
Net realized and unrealized gain (loss) on investments	(2.04)	(2.04)	(2.04)
Total from Investment Operations	(1.89)	(1.91)	(1.89)
Net asset value, end of period	10.61	10.59	10.61
Total Return (%) [b]	(15.20) [c]	(15.28) [c]	(15.12)
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets [d]	1.94	2.69	1.69
Ratio of net expenses to average net assets [d]	1.35	2.10	1.10
Ratio of net investment income to average net assets [d]	6.03	5.28	6.28
Portfolio Turnover Rate [b]	40.93	40.93	40.93
Net Assets, end of period ($ x 1,000)	15,274	847	849

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
[c] Exclusive of sales charge.
[d] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Emerging Markets Debt Local Currency Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering seven series, including the fund, which commenced operations on September 12, 2008. The fund's investment objective seeks to maximize total return. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser. The fiscal year end of the fund is May 31.

At a meeting of the fund's Board of Directors held on July 24, 2008, the Board approved, effective December 1, 2008, a proposal to change the name of the fund from "Dreyfus Premier Emerging Markets Debt Local Currency Fund" to "Dreyfus Emerging Markets Debt Local Currency Fund."

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C and Class I. Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus), acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees, the allocation of certain transfer agency costs and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 1,440,000 Class A, 80,000 Class C and 80,000 Class I shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills) and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The fund adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements.

Various inputs are used in determining the value of the fund's investments relating to FAS 157. These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including the fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of November 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($) †
Level 1–Quoted Prices	526,000	0
Level 2–Other Significant Observable Inputs	11,849,749	(153,064)
Level 3–Significant Unobservable Inputs	0	0
Total	**12,375,749**	**(153,064)**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended November 30, 2008.

As of and during the period ended November 30, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

NOTE 2—Bank Lines of Credit:

The fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. The terms of the line of credit agreement limit the amount of individual fund borrowings. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Effective October 15, 2008, in connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the unsecured line of credit. During the period ended November 30, 2008, the fund did not borrow under any line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement between the Manager and the Trust, the Trust has agreed to pay the Manager a management fee computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed, until September 30, 2009, to waive receipt of its fees and/or assume certain expenses of the fund so the expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, shareholder services plan fees, taxes, interest, brokerage commissions, commitment fees and extraordinary expenses, do not exceed an annual rate of 1.10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $22,724 during the period from September 12, 2008 (commencement operations) to November 30, 2008.

(b) Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., the Trust and The Dreyfus/Laurel Tax-Free Municipal Funds, (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and prior to April 12, 2008, with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable by certain other series of the Trust to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% their value of the average daily net assets. During the period ended November 30, 2008, Class C shares were charged $1,460 pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended November 30, 2008, Class A and Class C shares were charged $8,766 and $487, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2008, the fund was charged $10 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended November 30, 2008, the fund was charged $2 pursuant to the cash management agreement.

The fund compensates the Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2008, the fund was charged $528 pursuant to the custody agreement.

During the period ended November 30, 2008, the fund was charged $998 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $10,313, Rule 12b-1 distribution plan fees $515, service plan fees $3,265, custodian fees $440, chief compliance officer fees $998 and transfer agency per account fees $10, which are offset against the expense reimbursement currently in effect in the amount of $7,795.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities and forward currency exchange contracts during the period ended November 30, 2008, amounted to $21,474,470 and $6,383,276, respectively.

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts, which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at November 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
Brazilian Real, Expiring 12/17/2008	5,000	2,123	2,140	17
Chilean Peso, Expiring 12/17/2008	366,500,000	690,532	552,789	(137,743)
Chilean Peso, Expiring 12/17/2008	27,000,000	49,002	40,724	(8,278)
Chilean Peso, Expiring 12/17/2008	179,000,000	268,165	269,984	1,819
Malaysian Ringgit, Expiring 12/17/2008	4,350,000	1,200,000	1,198,821	(1,179)
Mexican New Peso, Expiring 12/17/2008	1,100,000	102,600	81,655	(20,945)
Polish Zloty Expiring 12/17/2008	2,750,000	921,582	921,921	339
Russian Ruble, Expiring 12/17/2008	5,225,000	201,271	181,317	(19,954)
South African Rand, Expiring 12/17/2008	640,000	63,373	63,133	(240)
Thai Bat, Expiring 12/17/2008	14,150,000	400,736	397,253	(3,483)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Brazilian Real, Expiring 12/17/2008	720,000	332,902	308,159	24,743
Malaysian Ringgit, Expiring 12/01/2008	4,409,771	1,217,160	1,216,992	168
Thai Bat, Expiring 12/01/2008	22,588,051	638,983	636,821	2,162
Thai Bat, Expiring 12/01/2008	8,567,536	244,577	241,543	3,034
Turkish Lira, Expiring 12/17/2008	50,000	38,043	31,650	6,393
Turkish Lira, Expiring 12/17/2008	55,000	34,898	34,815	83
Total				**(153,064)**

At November 30, 2008, accumulated net unrealized depreciation on investments was $2,494,900, consisting of $28,563 gross unrealized appreciation and $2,523,463 gross unrealized depreciation.

At November 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on July 23-24, 2008, the Board considered the approval, through its renewal date of April 4, 2010, of the fund's Management Agreement ("Management Agreement"), pursuant to which the Manager will provide the fund with investment advisory services and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services to be provided to the fund pursuant to its Management Agreement. The Board members also referenced information provided and discussions at previous meetings regarding the relationships the Manager has with various intermediaries and the different needs of each, the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to the different distribution channels.

The Board members considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> As the fund had not yet commenced operations, the Board members were not able to review the fund's performance. The Board discussed with representatives of the Manager the portfolio management team and the fund's investment objective and policies.

The Board members reviewed comparisons of the proposed management fee to those of funds in the Lipper Emerging Market Debt Funds category and the average and median management fees for those funds as a group, as well as two groups of proposed comparative funds independently prepared by Lipper Inc. (the "Expense Groups"). The fund's contractual management fee was above the ranges of the average and median contractual advisory or adviser/administration fees of the funds in the Lipper category (both with and without any fee waivers and reimbursements), with the exception that the fund was within the range of the average contractual advisory or adviser/administration fee of the funds in the Lipper category without any fee waiver. The fund's contractual management fee was also below the average and median contractual advisory or adviser/administration fees of the Expense Groups. The fund's estimated total expense ratio (as limited through September 30, 2009 by agreement with the Manager) was below the average and median for the Lipper category and the Expense Groups (net of any fee waivers and reimbursements).

Representatives of the Manager informed the Board members that there were no other mutual fund managed by the Manager or its affiliates included in the Lipper Emerging Markets Debt Funds category. Representatives of the Manager provided the Board members with fee information for another account managed by the Manager and/or its affiliates with similar policies and strategies as the fund (the "Similar Account"). The Manager's representatives explained the nature of the Similar Account and the differences, from the Manager's perspective, in providing services to the Similar Account as compared to managing and providing services to the fund. The Board members analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the services to be provided. The Board members considered the relevance of the fee information provided for the Similar Account to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Account seemed to be consistent with the services to be provided to the fund.

Analysis of Profitability and Economies of Scale. As the fund had not yet commenced operations, the Manager's representatives were not able to review the dollar amount of expenses allocated and profit received by the Manager. The Board members considered potential benefits to the Manager from acting as investment adviser and noted the possibility of future soft dollar arrangements with respect to trading the fund's portfolio. The Board also considered whether the fund would be able to participate in any economies of scale that the Manager may experience in the event that the fund attracts a large amount of assets. The Board members noted the uncertainty of the estimated asset levels and discussed the renewal requirements for advisory agreements and their ability to review the management fee annually after an initial term of the Management Agreement.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to approving the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services to be provided by the Manager are adequate and appropriate.
- The Board concluded that the fee to be paid by the fund to the Manager was reasonable, in light of the services to be provided, comparative expense and advisory fee information, and benefits anticipated to be derived by the Manager from its relationship with the fund.

- The Board determined that because the fund had not commenced operations, economies of scale were not a factor, but, to the extent that material economies of scale are not shared with the fund in the future, the Board would seek to do so in connection with future renewals.

The Board members considered these conclusions and determinations, and, without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement was in the best interests of the fund.

For More Information

**Dreyfus
Emerging Markets Debt
Local Currency Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DDBAX   Class C: DDBCX   Class I: DDBIX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6081SA1108

Dreyfus
Equity Income Fund

SEMIANNUAL REPORT November 30, 2008






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Contents

Dreyfus
Equity Income Fund # The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We present to you this semiannual report for Dreyfus Equity Income Fund, covering the six-month period from June 1, 2008, through November 30, 2008.

The U.S. and global economies suffered during the reporting period amid a financial crisis that sparked sharp declines in virtually all sectors and capitalization ranges of the stock market. According to our Chief Economist, four key elements fueled the crisis: a sharp decline in home prices; high leverage and an ambiguous private/public status at mortgage agencies Fannie Mae and Freddie Mac; high leverage among financial institutions, especially investment banks; and regulatory policies and behaviors that exacerbated financial stresses. The governments and central banks of major industrialized nations have responded with massive interventions, including nationalizing some troubled financial institutions, providing loans to others and guaranteeing certain financial instruments. However, the U.S. and global financial systems remain fragile, and economic weakness is likely to persist.

In our view, today's investment environment is rife with near-term challenges and long-term opportunities. Now more than ever, it is important to ensure that your investments are aligned with your current needs, future goals and attitudes toward risk. We urge you to speak regularly with your financial advisor, who can recommend the course of action that is right for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
December 15, 2008

2



DISCUSSION OF FUND PERFORMANCE

For the period of June 1, 2008, through November 30, 2008, as provided by
Jocelin A. Reed, Portfolio Manager

Market and Fund Performance Overview

For the six-month period ended November 30, 2008, Dreyfus Equity
Income Fund's Class A shares produced a total return of −32.00%,
Class C shares returned −32.21%, Class I shares returned −31.90% and
Class T shares returned −32.05%.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P
500 Index"), provided a total return of −35.18% for the same period.[2]

A deepening recession and expanding credit crisis drove the U.S. equities market to its sharpest declines in decades. While all market sectors in
the S&P 500 Index suffered steep drops, stocks offering relatively high
dividend yields held up slightly better. Because the fund maintained its
disciplined focus on income-oriented investments with relatively high
dividend yields, its returns exceeded its benchmark.

The Fund's Investment Approach

The fund seeks total return consisting of capital appreciation and
income. To pursue its goal, the fund invests primarily in equity securities, with a particular focus on dividend-paying stocks and other
investments and investment techniques that provide income. When
selecting securities, we use a computer model to identify and rank
stocks within an industry or sector. Next, based on fundamental analysis, we generally select what we believe to be the most attractive of the
higher ranked securities. We manage risk by diversifying the fund's
investments across companies and industries, seeking to limit the
potential adverse impact of a decline in any one stock or industry.

Stock Dividend Yields Exceeded Treasury Yields

The financial markets endured the most extreme market volatility in
decades during the reporting period. An ongoing credit crisis mush-
roomed over the summer of 2008, and major U.S. financial institutions
that had been hit hard by losses in credit markets teetered on the edge

of insolvency. As the situation worsened, banks refrained from lending to even their most trusted customers. Investors grew more cautious, fleeing asset classes they considered risky, including stocks. Meanwhile, the U.S. economic slowdown gained momentum, led by declining housing prices and rising unemployment. Previously soaring commodity prices, including energy, fell sharply as demand waned.

These factors drove interest rates for U.S. Treasury securities to historical lows, while tumbling stock prices pushed the average dividend yield for S&P 500 equities higher. Consequently, for the first time since the 1950's, equity dividends during much of the reporting period offered higher average yields than long-term Treasuries. This environment attracted some income-oriented investors to the equities market and provided a degree of support for high dividend-yielding stocks. The fund, whose underlying securities produced an average yield of approximately 4.4%, benefited from this trend.

Losses Were Limited in Several Sectors

The fund's energy holdings especially benefited from its focus on high dividend-yielding stocks. Major integrated oil and gas producers, such as Exxon Mobil and Chevron, offered strong dividends and proved less vulnerable to declining commodity prices than oil service or exploration-and-production companies. The fund also benefited from our decision to trim the fund's exposure to refiners, such as Valero Energy, which were hurt by slumping industrial energy demand.

The fund also outperformed its benchmark in the hard-hit financials sector, where underweighted exposure to the sector and strong individual stock selections cushioned losses. In particular, the fund avoided many of the sector's more devastated banking and brokerage names, instead emphasizing companies with good long-term survival prospects, such as JPMorgan Chase & Co., H&R Block and Hudson City Bancorp. In the insurance area, we steered away from life insurance companies burdened by long-term annuity-related liabilities, focusing instead on dividend-paying property and casualty insurers, such as The Chubb Corporation and The Travelers Companies, Inc.

In the technology sector, information services providers fared relatively well for the fund, largely due to lack of exposure to Internet-related names, many of which suffered especially steep declines. The fund's holdings were concentrated among services providers, such as Interactive Data and Accenture, that appeared well positioned to endure in a difficult business environment.

Relative Weakness in Health Care and Consumer Staples

Lack of exposure to some of the market's better performing stocks undermined relative performance in other sectors. In the health care area, the fund was hurt by its lack of biotechnology holdings, few of which provide dividends. In consumer staples, our decision to avoid Procter & Gamble due to valuation concerns also hindered performance. In addition, commodities shipper Frontline suffered due to plummeting shipping rates, and chemical producers Dow Chemical and Methanex experienced reductions in demand as the economy faltered.

Alert to the Possibility of Dividend Reductions

In light of the current environment, we are analyzing potential holdings to identify the companies most likely to maintain high dividend yields. We continue to believe that high and increasing dividend yields provide strong evidence of a company's underlying financial strength as well as its commitment to return value to shareholders. We remain committed to our strategy of generating current income for investors during these uncertain times.

December 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect through October 1, 2009, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Equity Income Fund from June 1, 2008 to November 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended November 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.32	$ 9.46	$ 5.27	$ 7.37
Ending value (after expenses)	$680.00	$677.90	$681.00	$679.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended November 30, 2008

	Class A	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.59	$ 11.36	$ 6.33	$ 8.85
Ending value (after expenses)	$1,017.55	$1,013.79	$1,018.80	$1,016.29

† *Expenses are equal to the fund's annualized expense ratio of 1.50% for Class A, 2.25% for Class C, 1.25% for Class I and 1.75% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2008 (Unaudited)

Common Stocks–95.2%	Shares	Value ($)
Consumer Discretionary–12.8%		
Barnes & Noble	210	3,314
Best Buy	160	3,314
Choice Hotels International	320	8,035
Family Dollar Stores	210	5,834
Foot Locker	790	5,317
H & R Block	470	8,991
Hasbro	320	8,576
Interactive Data	260	6,022
McDonald's	395	23,206
McGraw-Hill	135	3,375
NIKE, Cl. B	210	11,183
Nordstrom	110	1,251
Regal Entertainment Group, Cl. A	530	4,860
Snap-On	210	7,571
Staples	320	5,555
VF	160	8,366
Virgin Media	555	2,625
Walt Disney	630	14,188
Wolverine World Wide	210	4,047
		135,630
Consumer Staples–10.7%		
Altria Group	110	1,769
Campbell Soup	235	7,532
Coca-Cola	520	24,372
ConAgra Foods	320	4,720
H.J. Heinz	25	971
Herbalife	25	444
Kellogg	25	1,086
Lorillard	160	9,669
McCormick & Co.	345	10,271
PepsiCo	160	9,072
Philip Morris International	345	14,545
Procter & Gamble	110	7,079
Reynolds American	160	6,573

Common Stocks (continued)	Shares	Value ($)
Consumer Staples (continued)		
Safeway	260	5,668
Sara Lee	395	3,626
Wal-Mart Stores	110	6,147
		113,544
Energy—15.7%		
BP, ADR	260	12,659
Chevron	520	41,085
ConocoPhillips	345	18,119
Exxon Mobil	755	60,513
Frontline	345	10,191
Marathon Oil	260	6,807
Occidental Petroleum	110	5,955
Overseas Shipholding Group	135	5,003
Patterson-UTI Energy	260	3,247
Valero Energy	160	2,936
		166,515
Financial—9.2%		
Bank of America	555	9,019
Barclays, ADR	160	1,800
CapitalSource	420	2,188
Chubb	50	2,568
Citigroup	605	5,015
Deutsche Bank	75	2,674
Goldman Sachs Group	50	3,950
Hudson City Bancorp	555	9,274
ING Groep, ADR	210	1,760
JPMorgan Chase & Co.	680	21,529
Merrill Lynch & Co.	75	992
Moody's	135	2,931
OneBeacon Insurance Group	580	6,322
People's United Financial	550	10,489
Progressive	370	5,557
Travelers Cos	160	6,984
Ventas	210	4,826
		97,878

Common Stocks (continued)	Shares	Value ($)
Health Care–12.4%		
Aetna	320	6,982
Becton, Dickinson & Co.	110	6,988
Biovail	235	2,009
Bristol-Myers Squibb	75	1,552
CIGNA	75	908
Eli Lilly & Co.	285	9,733
Humana	210 [a]	6,348
Johnson & Johnson	630	36,905
McKesson	345	12,054
Merck & Co.	530	14,162
Pfizer	1,335	21,934
Quest Diagnostics	135	6,287
UnitedHealth Group	260	5,463
		131,325
Industrial–8.7%		
Burlington Northern Santa Fe	75	5,746
CSX	110	4,096
Emerson Electric	210	7,537
Equifax	110	2,799
General Dynamics	135	6,975
General Electric	655	11,246
Ingersoll-Rand, Cl. A	75	1,176
Joy Global	110	2,562
Lockheed Martin	210	16,193
Pitney Bowes	345	8,525
Raytheon	370	18,056
Steelcase, Cl. A	420	2,709
Waste Management	135	3,942
		91,562
Information Technology–14.9%		
Accenture, Cl. A	555	17,194
ADTRAN	320	4,544
Analog Devices	320	5,472
Applied Materials	705	6,754
FactSet Research Systems	110	4,400

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Hewlett-Packard	395	13,936
Imation	235	3,121
Infosys Technologies, ADR	260	6,539
Intel	520	7,176
International Business Machines	235	19,176
Linear Technology	210	4,190
Maxim Integrated Products	260	3,216
Microchip Technology	285	5,273
Microsoft	655	13,244
Nokia, ADR	420	5,951
QUALCOMM	320	10,742
Taiwan Semiconductor Manufacturing, ADR	1,155	8,258
Telefonaktiebolaget LM Ericsson, ADR	930	6,622
Texas Instruments	445	6,929
Western Union	420	5,573
		158,310
Materials—2.2%		
Dow Chemical	420	7,791
Freeport-McMoRan Copper & Gold	25	600
Methanex	345	3,667
Nucor	135	4,817
Reliance Steel & Aluminum	50	1,031
Wausau Paper	530	5,454
		23,360
Telecommunication Services—3.6%		
AT & T	580	16,565
BCE	320	6,333
Bell Aliant Regional Communications	23	432
Frontier Communications	630	5,494
Windstream	1,050	9,303
		38,127
Utilities—5.0%		
Atmos Energy	395	9,847
Duke Energy	520	8,091
Edison International	160	5,344

Common Stocks (continued)	Shares	Value ($)
Utilities (continued)		
OGE Energy	75	1,987
PG & E	285	10,841
Pinnacle West Capital	320	9,728
Sempra Energy	160	7,467
		53,305
Total Investments (cost $1,370,640)	**95.2%**	**1,009,556**
Cash and Receivables (Net)	**4.8%**	**51,087**
Net Assets	**100.0%**	**1,060,643**

ADR—American Depository Receipts
a   Non-income producing security.

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Energy	15.7	Industrial	8.7
Information Technology	14.9	Utilities	5.0
Consumer Discretionary	12.8	Telecommunication Services	3.6
Health Care	12.4	Materials	2.2
Consumer Staples	10.7		
Financial	9.2		**95.2**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	1,370,640	1,009,556
Cash		25,473
Cash denominated in foreign currencies	21	19
Receivable for shares of Capital Stock subscribed		9,276
Dividends receivable		3,968
Prepaid expenses		35,650
Due from The Dreyfus Corporation and affiliates—Note 3(d)		1,609
		1,085,551
Liabilities ($):		
Accrued expenses		**24,908**
Net Assets ($)		**1,060,643**
Composition of Net Assets ($):		
Paid-in capital		1,540,649
Accumulated undistributed investment income—net		2,630
Accumulated net realized gain (loss) on investments		(121,552)
Accumulated net unrealized appreciation (depreciation) on investments		(361,084)
Net Assets ($)		**1,060,643**

Net Asset Value Per Share	Class A	Class C	Class I	Class T
Net Assets ($)	839,391	115,206	50,743	55,303
Shares Outstanding	94,444	13,027	5,702	6,231
Net Asset Value Per Share ($)	**8.89**	**8.84**	**8.90**	**8.88**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended November 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $235 foreign taxes withheld at source):	22,149
Interest	26
Total Income	**22,175**
Expenses:	
Management fee—Note 3(a)	4,965
Registration fees	22,967
Auditing fees	7,633
Prospectus and shareholders' reports	4,410
Shareholder servicing costs—Note 3(d)	2,511
Legal fees	1,466
Custodian fees—Note 3(d)	1,392
Trustees' fees and expenses—Note 3(b)	618
Distribution fees—Note 3(c)	472
Loan commitment fees—Note 2	11
Miscellaneous	6,083
Total Expenses	**52,528**
Less—expense reimbursment from The Dreyfus Corporation due to undertaking—Note 3(a)	(41,994)
Less—reduction in fees due to earnings credits—Note 1(b)	(201)
Net Expenses	**10,333**
Investment Income—Net	**11,842**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	(66,766)
Net unrealized appreciation (depreciation) on investments	(434,263)
Net Realized and Unrealized Gain (Loss) on Investments	**(501,029)**
Net (Decrease) in Net Assets Resulting from Operations	**(489,187)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2008 (Unaudited)	Year Ended May 31, 2008[a]
Operations ($):		
Investment income–net	11,842	20,649
Net realized gain (loss) on investments	(66,766)	(52,878)
Net unrealized appreciation (depreciation) on investments	(434,263)	(133,405)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(489,187)**	**(165,634)**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A Shares	(9,610)	(17,027)
Class C Shares	(567)	(908)
Class I Shares	(627)	(1,162)
Class T Shares	(474)	(826)
Net realized gain on investments:		
Class A Shares	–	(20,255)
Class C Shares	–	(2,244)
Class I Shares	–	(1,177)
Class T Shares	–	(1,160)
Total Dividends	**(11,278)**	**(44,759)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	27,014	183,432
Class C Shares	49,501	49,529
Class T Shares	5,421	–
Dividends reinvested:		
Class A Shares	9,294	35,987
Class C Shares	489	2,503
Class I Shares	627	2,339
Class T Shares	474	1,986
Cost of shares redeemed:		
Class A Shares	(90,455)	(44,807)
Class C Shares	(22,227)	(27,861)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(19,862)**	**203,108**
Total Increase (Decrease) in Net Assets	**(520,327)**	**(7,285)**
Net Assets ($):		
Beginning of Period	1,580,970	1,588,255
End of Period	**1,060,643**	**1,580,970**
Undistributed investment income–net	2,630	2,066

	Six Months Ended November 30, 2008 (Unaudited)	Year Ended May 31, 2008[a]
Capital Share Transactions:		
Class A		
Shares sold	2,730	13,011
Shares issued for dividends reinvested	770	2,626
Shares redeemed	(8,231)	(3,394)
Net Increase (Decrease) in Shares Outstanding	**(4,731)**	**12,243**
Class C		
Shares sold	5,144	3,643
Shares issued for dividends reinvested	40	184
Shares redeemed	(1,819)	(2,250)
Net Increase (Decrease) in Shares Outstanding	**3,365**	**1,577**
Class I		
Shares issued for dividends reinvested	**52**	**170**
Class T		
Shares sold	634	–
Shares issued for dividends reinvested	39	145
Net Increase (Decrease) in Shares Outstanding	**673**	**145**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2008	Year Ended May 31,	
Class A Shares	(Unaudited)	2008	2007[a]
Per Share Data ($):			
Net asset value, beginning of period	13.17	15.00	12.50
Investment Operations:			
Investment income—net[b]	.10	.19	.16
Net realized and unrealized gain (loss) on investments	(4.28)	(1.63)	2.56
Total from Investment Operations	(4.18)	(1.44)	2.72
Distributions:			
Dividends from investment income—net	(.10)	(.18)	(.15)
Dividends from net realized gain on investments	–	(.21)	(.07)
Total Distributions	(.10)	(.39)	(.22)
Net asset value, end of period	8.89	13.17	15.00
Total Return (%)[c]	(32.00)[d]	(9.59)	21.89[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	7.86[e]	8.79	10.66[d]
Ratio of net expenses to average net assets	1.50[e]	1.50	1.36[d]
Ratio of net investment income to average net assets	1.85[e]	1.38	1.18[d]
Portfolio Turnover Rate	10.64[d]	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	839	1,307	1,304

[a] From July 5, 2006 (commencement of operations) to May 31, 2007.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
See notes to financial statements.

Class C Shares	Six Months Ended November 30, 2008 (Unaudited)	Year Ended May 31, 2008	Year Ended May 31, 2007 [a]
Per Share Data ($):			
Net asset value, beginning of period	13.12	14.96	12.50
Investment Operations:			
Investment income—net [b]	.06	.09	.06
Net realized and unrealized gain (loss) on investments	(4.28)	(1.62)	2.56
Total from Investment Operations	(4.22)	(1.53)	2.62
Distributions:			
Dividends from investment income—net	(.06)	(.10)	(.09)
Dividends from net realized gain on investments	–	(.21)	(.07)
Total Distributions	(.06)	(.31)	(.16)
Net asset value, end of period	8.84	13.12	14.96
Total Return (%) [c]	(32.21) [d]	(10.28)	21.06 [d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	8.71 [e]	9.82	11.39 [d]
Ratio of net expenses to average net assets	2.25 [e]	2.25	2.04 [d]
Ratio of net investment income to average net assets	1.11 [e]	.66	.47 [d]
Portfolio Turnover Rate	10.64 [d]	14.52	28.54 [d]
Net Assets, end of period ($ x 1,000)	115	127	121

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class I Shares	Six Months Ended November 30, 2008 (Unaudited)	Year Ended May 31, 2008[a]	2007[b]
Per Share Data ($):			
Net asset value, beginning of period	13.19	15.01	12.50
Investment Operations:			
Investment income–net [c]	.12	.22	.19
Net realized and unrealized gain (loss) on investments	(4.30)	(1.62)	2.56
Total from Investment Operations	(4.18)	(1.40)	2.75
Distributions:			
Dividends from investment income–net	(.11)	(.21)	(.17)
Dividends from net realized gain on investments	–	(.21)	(.07)
Total Distributions	(.11)	(.42)	(.24)
Net asset value, end of period	8.90	13.19	15.01
Total Return (%)	(31.90)[d]	(9.40)	22.17[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	7.79[e]	8.78	10.63[d]
Ratio of net expenses to average net assets	1.25[e]	1.25	1.13[d]
Ratio of net investment income to average net assets	2.09[e]	1.63	1.44[d]
Portfolio Turnover Rate	10.64[d]	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	51	75	82

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended November 30, 2008 (Unaudited)	Year Ended May 31, 2008	2007[a]
Per Share Data ($):			
Net asset value, beginning of period	13.16	14.99	12.50
Investment Operations:			
Investment income—net [b]	.09	.15	.13
Net realized and unrealized gain (loss) on investments	(4.28)	(1.62)	2.56
Total from Investment Operations	(4.19)	(1.47)	2.69
Distributions:			
Dividends from investment income—net	(.09)	(.15)	(.13)
Dividends from net realized gain on investments	–	(.21)	(.07)
Total Distributions	(.09)	(.36)	(.20)
Net asset value, end of period	8.88	13.16	14.99
Total Return (%) [c]	(32.05)[d]	(9.86)	21.62[d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	8.16[e]	9.18	10.95[d]
Ratio of net expenses to average net assets	1.75[e]	1.75	1.59[d]
Ratio of net investment income to average net assets	1.60[e]	1.13	.96[d]
Portfolio Turnover Rate	10.64[d]	14.52	28.54[d]
Net Assets, end of period ($ x 1,000)	55	73	81

[a] *From July 5, 2006 (commencement of operations) to May 31, 2007.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Equity Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering seven series, including the fund. The fund's investment objective seeks total return consisting of capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

At a meeting of the fund's Board of Trustees held on July 24, 2008, the Board approved, effective December 1, 2008, a proposal to change the name of the fund from "Dreyfus Premier Equity Income Fund" to "Dreyfus Equity Income Fund."

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class C, Class I and Class T. Class A, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class I shares are sold primarily to bank trust departments and other financial service providers (including The Bank of New York Mellon, a subsidiary of BNY Mellon and an affiliate of Dreyfus, and/or any of its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of November 30, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 71,647 Class A, 4,160 Class C, 4,235 Class I and 4,195 Class T shares of the fund.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The fund adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements.

Various inputs are used in determining the value of the fund's investments relating to FAS 157. These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.
Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).
Level 3—significant unobservable inputs (including the fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of November 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)[†]
Level 1–Quoted Prices	1,009,556	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**1,009,556**	**0**

[†] *Other financial instruments include derivative instruments, such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Liability for tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended November 30, 2008.

As of and during the period ended November 30, 2008, the fund did not have any liabilities for any unrecognized tax positions. The fund recognizes interest and penalties, if any, related to unrecognized tax positions as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the two-year period ended May 31, 2008 remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2008 was as follows: ordinary income $42,903 and long-term capital gains $1,856, respectively. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

Prior to October 15, 2008, the fund participated with other Dreyfus-managed funds in a $350 million redemption credit facility. Effective October 15, 2008, the fund participates with other Dreyfus-managed funds in a $145 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended November 30, 2008, the fund did not borrow under either Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund, until October 1, 2009, so that annual fund operating expenses (excluding Rule 12b-1 fees, share-holder services fees, taxes, brokerage commissions, commitment fees on borrowings and extraordinary expenses) do not exceed 1.25% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $41,994 during the period ended November 30, 2008.

During the period ended November 30, 2008, the Distributor retained $121 from commissions earned on sales of the fund's Class A shares.

(b) Each Trustee receives an annual fee of $45,000 per year, plus $6,000 for each joint Board meeting of the Trust, the Dreyfus/Laurel Funds, Inc. and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, the "Dreyfus/Laurel Funds"), attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and are reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, prior to April 12, 2008, with respect to audit committee meetings, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

(c) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended November 30, 2008, Class C and Class T shares were charged $394 and $78, respectively, pursuant to the Plan.

(d) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to

Service Agents. During the period ended November 30, 2008, Class A, Class C and Class T shares were charged $1,366, $131 and $78, respectively, pursuant to the Shareholder Services Plan.

Under its terms, the Plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2008, the fund was charged $547 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York Mellon under cash management agreements for performing cash management services related to fund subscriptions and redemptions. During the period ended November 30, 2008, the fund was charged $28 pursuant to the cash management agreements.

The fund compensates The Bank of New York Mellon under a custody agreement for providing custodial services for the fund. During the period ended November 30, 2008, the fund was charged $1,392 pursuant to the custody agreement.

During the period ended November 30, 2008, the fund was charged $2,959 for services performed by the Chief Compliance Officer.

The components of "Due from The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of an expense reimbursement of $5,253, which is offset by management fees $626, Rule 12b-1 distribution plan fees $68, shareholder services plan fees $198, custodian fees $194, chief compliance officer fees $2,466 and transfer agency per account fees $92.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities during the period ended November 30, 2008, amounted to $147,313 and $136,896, respectively.

At November 30, 2008, accumulated net unrealized depreciation on investments was $361,084, consisting of $33,424 gross unrealized appreciation and $394,508 gross unrealized depreciation.

At November 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years and interim periods beginning after November 15, 2008. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Events:

Effective on or about February 4, 2009 (the "Effective Date"), the fund will issue to each holder of its Class T shares, in exchange for said shares, Class A shares of the fund having an aggregate net asset value equal to the aggregate net asset value of the shareholder's Class T shares. Thereafter, the fund will no longer offer Class T shares.

Effective on or about December 3, 2008, no investments for new accounts were permitted in Class T of the fund, except that participants in certain group retirement plans were able to open a new account in Class T of the fund, provided that the fund was established as an investment option under the plans before December 3, 2008. After the Effective Date, subsequent investments in the fund's Class A shares made by holders of the fund's Class T shares who received Class A shares of the fund in exchange for their Class T shares will be subject to the front-end sales load schedule currently in effect for Class T shares. Otherwise, all other Class A share attributes will be in effect.

For More Information

Dreyfus
Equity Income Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DQIAX	Class C: DQICX	Class I: DQIRX
	Class T: DQITX		

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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